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16013888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
416

SEC FILE NUMBER
8- 52889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCBB CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1676 N. CALIFORNIA BLVD, SUITE 300
(No. and Street)

WALNUT CREEK	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MIKE DOHREN (415) 399-5835
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US, LLP
(Name – *if individual, state last, first, middle name*)

55 HAWTHORNE ST, SUITE 500	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG AW

OATH OR AFFIRMATION

I, Steve Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCBB Capital Markets, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President, CEO

Title

~ See Attached ~ jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2016, by Steve Brown ________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


LISA DAVIS-HERNANDEZ
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2058144
CONTRA COSTA COUNTY
My Comm. Exp. February 14, 2018

(Seal) Signature [signature]

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Audit Committee
PCBB Capital Markets, LLC
Walnut Creek, California

We have audited the accompanying statement of financial condition of PCBB Capital Markets, LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PCBB Capital Markets, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, effective March 31, 2015, the Company transferred substantially all business lines and related assets, liabilities and intellectual property to a related party.

RSM US LLP

San Francisco, California
February 25, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

PCBB Capital Markets, LLC

Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	471,394
Deposits with clearing organization		300,000
Cash and cash equivalents		**771,394**
Broker/dealer license		55,000
Other assets		9,179
Total assets	**$**	**835,573**
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	1,028
Accrued liabilities		91,718
Total liabilities		**92,746**
Member's Equity		**742,827**
Total liabilities and member's equity	**$**	**835,573**

See Notes to the Financial Statements.

Note 1. Operations and Summary of Significant Accounting Policies

Nature of business: PCBB Capital Markets, LLC (the Company), formerly known as Banc Investment Group, LLC, is a wholly owned subsidiary of Pacific Coast Bankers' Bank (the Parent Company). The Company was formed in May 2002 and commenced operations in August 2002 as a California Limited Liability Company (LLC), which is scheduled for dissolution December 31, 2050. The Company operates as a securities broker/dealer and offers capital market products to financial institutions as a broker, including fixed income and cash equivalents.

The Company is a wholly owned subsidiary of Pacific Coast Bankers' Bank. During the year the board of directors of Pacific Coast Bankers' Bancshares and Pacific Coast Bankers' Bank changed the ownership of the Company from Pacific Coast Bankers' Bancshares to Pacific Coast Bankers' Bank, and to remove certain business lines from the Company's membership agreement with the Financial Industry Regulatory Authority (FINRA). These changes took place in March 2015 (See Note 4).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all customer accounts and maintains and preserves all related books and records as it is customarily maintained by a clearing broker/dealer.

Financial statement presentation: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the statement of financial condition, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high-quality financial institutions.

Additionally, in the normal course of business, the Company enters into financial transactions involving the execution and settlement of transactions by third parties for the benefit of its customers. These activities may expose the Company to indirect credit risk in the event customers or third parties are unable to fulfill their contractual obligations.

Cash and cash equivalents: The Company considers all highly liquid investments, including deposits with clearing organizations, with an original remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents held at the clearing organization are included in cash and cash equivalents.

Software development costs: The Company capitalizes certain direct development costs associated with internally used software, including external direct costs of material and services and payroll and related benefit costs for employees devoting time to the software projects. Such costs are amortized over an estimated useful life of three years. The amount capitalized for internally used software during the year ended December 31, 2015, was $84,604, and is included in the assets disposition as part of discontinued operations (See Note 4).

Furniture and equipment: Furniture and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the improvements' estimated useful lives. Repairs and maintenance are charged to expense as incurred.

Note 1. Operations and Summary of Significant Accounting Policies (Cont.)

Intangible assets: Intangible assets determined to have indefinite useful lives are not amortized until their useful lives are determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker/dealer license has an indefinite useful life. Based on its most recent analysis, the Company believes no impairment of intangible assets exists as of December 31, 2015.

Revenue recognition: Securities transactions and certificate of deposit brokerage and the related revenues and expenses are recorded on a trade date basis. Safekeeping revenue is recognized as earned and is provided to the Parent Company.

Loan brokerage and derivative finder's fees are recognized when the transaction is consummated. Consulting revenue is recognized as services are provided. Loan brokerage revenue, derivative finder's fees, and consulting revenue are associated with discontinued operations and were recognized as described above through March 31, 2015.

Discontinued operations: A discontinued operation is a component of the Company's business that represents a separate major line of business or operation that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Income from discontinued operations was recognized on March 31, 2015 (See Note 4).

Income taxes: The Company is an LLC and has elected to be a disregarded entity for federal income tax purposes. Therefore, the Company is not subject to federal or state income taxes at the Company level but as part of a consolidated income tax return. The Company's income and losses are distributed to its member in accordance with applicable sections of the Internal Revenue Code and the LLC Operating Agreement.

Review of open tax positions as of December 31, 2015 (current and prior three tax years), does not reveal requirements for provision in the Company's financial statements. The Company intends to continue to make cash distributions to its member, as needed. Accordingly, tax liabilities are the member's responsibility except for the minimum state tax requirement and LLC fees.

Note 2. Transactions with Clearing Organization

The Company has an agreement with National Financial Services (NFS), whereby the latter clears all security transactions, carries all customers' accounts, and performs certain other services. The agreement is cancellable upon 30 days' written notice by either party. As a part of this agreement, the Company is required to maintain $300,000 minimum in deposits with the clearing organization, which is included in the total of $383,635 cash balance held with clearing organization at December 31, 2015.

Note 3. Related-Party Transactions

The Company contracts services and reimburses affiliated companies. Such services include computer network support and operating cost reimbursements for facilities, accounting, marketing and administrative services. Expenses recognized for services and net reimbursements to affiliated companies for 2015 totaled $475,325 prior to disposing of the operations in Note 4 and an additional $74,308 subsequent to disposing of the operations in Note 4.

The Company executes transactions on behalf of affiliates acting in a broker capacity and provides consulting services to affiliated companies. Revenue for services performed for related parties during 2015 totaled $1,005,344 prior to the disposal described in Note 4. The Company also provides securities safekeeping and collateral management services to the Parent Company. Revenue for these services totaled $198,000.

Note 3. Related-Party Transactions (Cont.)

The Company had $198,109 on deposit with the Parent Company at December 31, 2015. The Company had no outstanding receivable or payable with the Parent Company at December 31, 2015.

Related-party transactions settle in the normal course of business.

Note 4. Discontinued Operations

The Company entered into an agreement dated March 4, 2015 to sell the consulting division and the derivative and loan brokerage business lines and all related assets and liabilities including customer contracts and intellectual property to Pacific Coast Bankers' Bank. Proceeds from the sale totaled $291,949. The sale occurred on March 31, 2015. The 2015 results of operations of the consulting, derivative and loan brokerage businesses are included in the discontinued operations information presented below:

Asset disposition related to discontinued operations		
Fixed assets	$	944,467
Receivables		415,240
Prepaids		95,429
Total assets	**$**	**1,455,136**
Liability disposition related to discontinued operations		
Accrued expenses	$	761,503
Deferred revenue		267,084
Payables		134,600
Total liabilities	**$**	**1,163,187**

Note 5. Net Capital Requirements

The Company is a broker/dealer, subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $678,649, which was $672,463 in excess of its required net capital of $6,186. The Company's aggregate indebtedness to net capital ratio was 0.14 to 1 at December 31, 2015.

PCBB Capital Markets, LLC

Financial Report
December 31, 2015

This report is deemed PUBLIC in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.